Filed Pursuant To Rule 433
Registration No. 333-167132
July 6, 2010

There are a million stories about searching for gold.

This one ends with the gold.

For a precise way to buy gold, check out SPDR* Gold Shares.

Precise in a world that isn’t

The prospectus contains material information about the Issuer and the SPDR Gold Shares (the "Shares") which is material and/or which may be important to you. You should read the entire prospectus, including "Risk Factors" before making an investment decision about the Shares.

Diversification does not protect against loss.

The value of the Shares relates directly to the value of gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.

IBG-2008

STATE STREET.

gold

ARCA LISTED
NYSE

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.